SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 248TH

BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors (BoD) met on March 20, 2024, at 8:30 a.m. at Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná, who sign below, met to discuss the agenda items of this meeting. Mr. Marcel Martins Malczewski, Chair of the Board, welcomed everyone and invited me, Victória Baraldi Mendes Batista, to act as secretary.

The Board of Directors resolved on the following matters, among other topics:

1. Resolution on the renewal of the D&O insurance for the period of 2024/2025, Mr. Adriano Rudek de Moura, Chief Finance and Investors Relations Officer, accompanied by his team, presented the proposal for the renewal of the Director and Officer - D&O insurance, which aims to protect the insurer’s assets against lawsuits filed for acts performed in the course of their duties, from March 28, 2024 to March 28, 2025. After analyzing the matter, the details of which remain in the material held by the Governance Secretariat, considering the favorable opinion of the Executive Board, at its 2592nd Meeting on 14.03.2024, the Board of Directors, unanimously, resolved to approve the proposal for the renewal of the Directors and Officers Liability Insurance (D&O), with coverage from 03.28.2024 to 03.28.2025, according to the coverages and limits described in the Technical Specification, with a premium of US$747,062.99 (seven hundred, forty-seven thousand, sixty-two dollars and ninety-nine centavos). --------------------------------------------------------------

2. Resolution on the amendment to the Indemnity Policy - NPC 0324 and approval of the Annual Financial Limit Applicable to the Indemnity Contract for 2024, Mr. Adriano Rudek de Moura, Chief Finance and Investor Relations Officer, together with Mr. Vicente Loiácono Neto, Deputy Director of Governance, Risk, and Compliance, accompanied by their teams, informed the need for a change to the Indemnity Policy - NPC 0324 and the approval of the annual financial limit applicable to the Indemnity Contract, set at R$25 million, in accordance with Copel's (Holding Company) current Bylaws. After analyzing and discussing the matter, considering the favorable recommendation of the Board of Directors, at its 2592nd Meeting held on March 14, 2024, the Board of Directors, unanimously, approved the amendment to the Indemnity Policy - NPC 0324 and the maximum and overall financial limit of the indemnity contract, of R$25 million, for the period from January 01 to December 31, 2024, under the provisions outlined in the Company's Bylaws, as described in the provided material, which remains under the custody of the Governance Bodies Secretariat.. -------------------------------------------------------------

3. Decision on the Sustainability Policy within the scope of the Corporate Policies Project, Mr. Vicente Loiácono Neto, Deputy Director of Governance, Risk, and Compliance, accompanied by his team, presented a proposal for updating the Sustainability Policy, emphasizing that the document will bring benefits to sustainability management at Copel. He also informed that, within the scope of the Corporate Policies Update Project, the Sustainability Policy will now include, separated into distinct chapters, guidelines for Human Rights, Private Social Investment, Engagement with Stakeholders, Environmental, Biodiversity, and Climate Change matters. He emphasized that new policies or revisions to existing policies will follow the new Policy Model presented, as well as use the Concept Notebook and the Legislation and Regulation Notebook. Following, were heard the members of the Sustainable Development Committee - CDS, who stated that the matter was discussed during their 36th Meeting held on March 19, 2024, and recommended the approval of the matter by the Board of Directors. The Board of Directors, after analyzing and discussing the matter, considering the favorable opinion of the Executive Board, in its 2592nd Meeting on March 14, 2024, as well as that of the CDS, as recorded above, unanimously resolved to approve the proposal of the Sustainability Policy, as well as the new documents that comprise the corporate standard, including

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

the Policy Model, Concept Notebook, and Legislation and Regulation Notebook, in accordance with the material provided, which remains filed with the Governance Bodies Secretariat.. ------------------------------------------------------------

4. Decision regarding Copel's Long-Term Restricted Stock and Performance-Restricted Stock Grant Plan, Ms. Ana Letícia Feller, Director of People and Corporate Management, presented the conclusion of the work carried out by Korn Ferry Consulting, considering the evaluation services of the Company's remuneration strategy with the objective of i) aligning the remuneration of management and key positions with Copel's long-term goals; ii)linking a portion of compensation to value generation; iii) fostering a culture of meritocracy and high performance; and iv) retaining and attracting talent that adds value to the Company. Then, the representatives from Korn Ferry presented details of the work performed, indicating the Long-Term Incentive (ILP) model most suitable for Copel's challenges, proposing the establishment of the Long-Term Restricted Stock and Performance-Restricted Stock Grant Plan, as per the document included in this decision and held by the Governance Bodies Secretariat. Following, were heard the members of the People Committee - CDG, who stated that the matter was discussed during their 13th Meeting held on March 19, 2024, and recommended the approval of the matter by the Board of Directors. After reviewing the information, discussing the matter, providing clarifications, and considering the favorable recommendation from the People Committee, as noted above, the Board of Directors, unanimously, resolved to submit the Long-Term Restricted Stock and Performance-Restricted Stock Grant Plan to the Extraordinary General Meeting (ESAM), whose convening is hereby authorized for April 22, 2024, as it deems the proposal appropriate and ready for consideration by the shareholders. --

5. Resolution on the model of Compensation for Management and Fiscal Council members and establishment of the overall amount for 2024, Ms. Ana Letícia Feller, People and Corporate Management Officer, presented the conclusion of the work carried out by Korn Ferry Consulting, which demonstrates the need for improvement in the compensation practices of statutory members in view of the challenges faced by the Company after the transition to Corporation, requiring the development of solid incentive strategies, attraction and retention of talents with excellence in professional performance, as well as promoting the creation of long-term sustainable value for Copel, its shareholders, and other stakeholders. In this sense, the proposal, presented in detail by the representatives of Korn Ferry, incorporates a more strategic level to the compensation of Administrators, foreseeing alignment with market practices, with the revision of the fixed portion, the Short-Term Incentive - STI, and the inclusion of a variable portion as Long-Term Incentive - LTI, the latter structured from a Plan of Grants of Restricted Stock and Performance-Based Restricted Stock. Finally, considering the proposal presented, they also discussed the overall annual remuneration value for Administrators, Fiscal Council members, and Statutory Committee members for the year 2024, the details of which are included in the provided material and remain under the custody of the Governance Bodies Secretariat. Following, were heard the members of the People Committee - CDG, who stated that the matter was discussed during their 13th Meeting held on March 19, 2024, and recommended the approval of the matter by the Board of Directors. After considering the information, discussing the matter, providing clarifications, and considering the favorable recommendation from the People Committee, as recorded above, the Board of Directors, unanimously, resolved to forward the proposed remuneration model and the presented overall value for the remuneration of Administrators, Fiscal Council members, and Statutory Committee members for the year 2024 to the Extraordinary General Meeting (ESM), whose convening is hereby authorized for April 22, 2024, as they are deemed suitable and ready for consideration by the shareholders.

6. The Executive Session of the Board of Directors was held, during which Mr. Fernando Tadeu Perez and Ms. Lucia Maria Martins Casasanta communicated their resignation from their positions as members of this Board of Directors. Following, the Chair of the Board thanked Mr. Fernando and Mrs. Lucia for the excellent work they performed during their tenure on the Copel Board of Directors. ------------------------------------------------------------------------------------

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

Company Registry (NIRE): 41300036535

The other topics addressed at this meeting were omitted from this certificate due to legitimate caution, based on the duty of Management confidentiality, under the main section of Article 155 of Law 6,404/76, as they relate solely to the Company’s internal interests, therefore lying outside the scope of the provision contained in Paragraph 1 of Article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary of Copel’s Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 28, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.